Exhibit 99.3

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

ScottishPower

Your Questions Answered

Q&A

Recommended offer by Iberdrola, S.A.

for Scottish Power plc

To ScottishPower Shareholders and, for information only, to Convertible Bondholders, holders of ScottishPower B Shares and ScottishPower Deferred Shares, and participants in ScottishPower Share Schemes

26 February 2007

ScottishPower

Q&A

HELPLINE – FREEFONE 0800 023 2559

If you have any questions relating to this document, the Scheme Document or the completion and return of the Forms of Proxy, Form of Election or the Dealing Facility Instruction Forms, please call Lloyds TSB Registrars on FREEFONE 0800 023 2559 (or, from outside the United Kingdom, +44 1903 276326) between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday. Please note that calls to these numbers may be monitored and recorded, and no advice on the merits of the Scheme or the Offer nor any financial or tax advice can be given.

This document should be read in conjunction with the circular to ScottishPower Shareholders which accompanies this document (the “Scheme Document”).

All words and expressions defined in the Scheme Document have the same respective meanings in this document. Please read the terms and conditions of the Scheme, as set out in the Scheme Document.

The following is a summary of certain material provisions of the Scheme Document and does not purport to be complete. Because it is a summary, it does not contain all the information that may be important to ScottishPower Shareholders. For more complete information, you should consult the Scheme Document and the documents accompanying it.

In accordance with Rule 12g-3 of the Exchange Act, on the Effective Date, the Iberdrola Shares will be deemed to be registered with the SEC under the Exchange Act.

Accordingly, Iberdrola will succeed to ScottishPower’s status as a registrant under the Exchange Act and will therefore become subject to the ongoing reporting obligations of the Exchange Act for so long as Iberdrola remains a registrant. Such reporting obligations include the requirement to file with the SEC annual reports on Form 20-F and to submit to the SEC periodic and other reports on Form 6-K. Iberdrola intends to de-register the Iberdrola Shares under the Exchange Act at the earliest practicable date following the Effective Date.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your ScottishPower Shares, please send this document and the accompanying documents at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or transferred part of your holding of ScottishPower Shares, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

ScottishPower

W H A T Y O U S H O U L D D O N E X T

Q&A

STEP 1– Vote on the Scheme by 28 March 2007.

Whether or not you plan to attend the Court Meeting and EGM, you should:

Complete and return the GREEN Form of Proxy in respect of the Court Meeting to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6AZ, to be received by no later than 11.00 a.m. (London time) on 28 March 2007, or hand it to the representatives of Lloyds TSB Registrars at the Court Meeting.

AND

Complete and return the PURPLE Form of Proxy in respect of the EGM to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6AX, to be received by no later than 11.10 a.m. (London time) on

28 March 2007.

We strongly urge all ScottishPower Shareholders to exercise their voting rights. It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair and reasonable representation of ScottishPower Shareholders’ opinion. You are therefore strongly urged to sign and return your Forms of Proxy as soon as possible and so as to be received no later than 11.00 a.m. (or as relevant 11.10 a.m.) on 28 March 2007.

For further details of what happens at the Court Meeting and EGM, please see question 39 below.

STEP2 – Decide whether to make an election under the Mix and Match Facility.

If you wish to vary the proportion of cash and New Iberdrola Shares you receive for your ScottishPower Shares, you must complete and return the enclosed WHITE Form of

Election in the reply-paid envelope provided, for use in the UK only, to Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX so as to be received by no later than 3.00 p.m. (London time) on 19 April 2007.

Please refer to questions 14 and 15 for more details.

STEP 3– Decide whether to receive Loan Notes instead of cash.

If you wish to receive Loan Notes instead of some or all of your cash consideration, and you are eligible to do so, you must complete and return the enclosed WHITE Form of Election in the reply-paid envelope provided, for use in the UK only, to Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX by no later than 3.00 p.m. (London time) on 19 April 2007. Please refer to questions 16 to 19 for more details.

STEP 4– Decide whether to participate in the Dealing Facility.

If you wish to sell your New Iberdrola Shares immediately after the Effective Date through the Dealing Facility, and you are eligible to do so, you must complete and return the GREY Upfront Dealing Facility Instruction Form in the reply-paid envelope provided, for use in the UK only, to Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX by 3.00 p.m. (London time) on 19 April 2007. Please also refer to questions 9 to 13 for more details.

If you wish to sell your New Iberdrola Shares through the Dealing Facility after the Effective Date, which is expected to be 23 April 2007, and you are eligible to do so, you must complete an Ongoing Dealing Facility Instruction Form, which will be sent to you as soon as practicable after that date.

Y O U R Q U E S T I O N S A N S W E R E D 1

ScottishPower

W H A T Y O U W I L L R E C E I V E A N D W H E N

Q& A

1 What will I receive for my ScottishPower Shares under the Offer?

From an economic point of view, you will be entitled to receive 400 pence in cash and 0.1646 of a New Iberdrola Share for each ScottishPower Share (the “Basic Consideration”). Your New Iberdrola Shares will be held in the form of CREST depositary interests (CDIs) (see question 22 below). You will also be entitled to receive the Special Dividend of 12 pence for each ScottishPower Share you hold at the Special Dividend Record Time, which is expected to be 9.00 a.m. on 20 April 2007.

There are two ways in which you can alter what you receive for your shares:

• under the Mix and Match Facility, you can elect to vary the proportion of cash and New Iberdrola Shares you would otherwise receive under the Basic Consideration, subject to other ScottishPower Shareholders making equal and opposite elections for more cash or New Iberdrola Shares (see question 14 below); and

• if you are eligible under the Loan Note Alternative, you can elect for Loan Notes instead of cash. Up to a maximum amount of £750 million of Loan Notes in total will be available under the Loan Note Alternative (see question 16 below).

2 How much does the Offer value my ScottishPower Shares at?

Based on the Closing Price of an Iberdrola Share on 22 February 2007 (the last practicable date prior to the publication of the Scheme Document) of £23.31(1)per Iberdrola Share, the Offer values each ScottishPower Share (including the Special Dividend) at £795.61 pence.

Please note that the Sterling amount received upon any subsequent sale of a New Iberdrola Share will depend upon both the market price of an Iberdrola Share and the relevant Sterling/Euro exchange rate at the time of dealing. No assurances can be given as to the price that will be received for New Iberdrola Shares sold as described in this paragraph.

3 How can I calculate the value of the Offer at any point in time?

The economic value of the Offer consists of three different components:

• a cash amount of 400 pence per ScottishPower Share;

• for each ScottishPower Share held, 0.1646 of a New Iberdrola Share. The value of this component is variable and will depend on the market value of an Iberdrola Share at any point in time and the most current Euro to Sterling exchange rate; and

• the Special Dividend of 12 pence per ScottishPower Share held at the Special Dividend Record Time.

For example:

If you hold 100 ScottishPower Shares and decide not to make elections for the Mix and Match Facility or the Loan Note Alternative, you would receive the Basic Consideration, which would be valued as follows:

Using the Closing Price of an Iberdrola Share on 22 February 2007 and an exchange rate of £0.67125: €1 (being the exchange rate on 22 February 2007):

• a cash amount of £400 (100 shares x 400 pence);

• New Iberdrola Shares worth £372.89 (100 shares x 0.1646 x €34.72 (Iberdrola Closing Price in Euros as at 22 February 2007) x 0.67125, less a fractional entitlement of £10.72 (in respect of 0.46 New Iberdrola Shares);

• a cash amount of £10.72 (fractional entitlement of 0.46 New Iberdrola Shares); and

• the Special Dividend of £12 (100 shares x 12 pence).

The consideration you would receive in respect of 100 ScottishPower Shares in these circumstances would therefore have a total value of £795.61.

1 Based on an exchange rate of £0.67125: €1, being the exchange rate on 22 February 2007, the last practicable date prior to the publication of the Scheme Document

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WHAT YOU WILL RECEIVE AND WHEN

Only whole New Iberdrola Shares will be allotted. Any remaining fractions of New Iberdrola Shares will be aggregated and sold after the Effective Date. The net proceeds of sale will be paid in cash to the relevant ScottishPower Shareholders according to their fractional entitlements.

4 When will I receive my consideration?

Completion of the Offer is expected to take place on 23 April 2007, with the cash consideration and statements of entitlements to New Iberdrola Shares expected to be despatched within 14 days (expected to be by 7 May 2007).

5 I have ScottishPower B Shares – what happens to them?

The ScottishPower B Shares, which were created at the time of the return of cash in 2006, will not be able to participate in the Scheme and the rights attaching to them will be unaffected by the Offer. The admission to listing on the Official List of the ScottishPower B Shares will be unaffected by the Offer and will continue after the Effective Date.

6 Will I continue to receive a dividend on my ScottishPower B Shares?

Any dividend payable on the ScottishPower B Shares will continue to be payable annually in arrears on 28 May until on or around 29 May 2011 or until such later date as the Directors of Iberdrola and/or ScottishPower may determine.

7 When is the next repurchase date for my ScottishPower B Shares?

The next repurchase date will be on or around 29 May 2007.

8 I have ScottishPower Deferred Shares – what happens to them?

The ScottishPower Deferred Shares will not be able to participate in the Scheme and the rights attaching to them will be unaffected by the Offer.

YOUR QUESTIONS ANSWERED 3

ScottishPower

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9 Can I sell my New Iberdrola Shares?

Iberdrola is offering a Dealing Facility to enable certain ScottishPower Shareholders to sell their New Iberdrola Shares. Iberdrola is offering certain qualifying ScottishPower Shareholders use of the Dealing Facility for free, without incurring any charges (including any dealing charges, settlement charges or foreign exchange commission) for a period of six months from the Effective Date.

10 How do I know whether I am eligible to use the “Dealing Facility” for free?

You will be able to participate in the Dealing Facility for free for a period of six months from the Effective Date if:

• you hold 5,000 or fewer ScottishPower Shares immediately prior to the Reorganisation Record Time, which is expected to be 3.00 p.m. on 22 April 2007;

• you have a registered address in and are resident for tax purposes in a member state of the European Economic Area;

• your CDIs are held on your behalf by a Corporate Nominee under the arrangements described in paragraph 20(e) of Part 4 of the Scheme Document. Please refer to question 22 for further details regarding CDIs;

• you are not, and are not acting on behalf of any person who is, in the United States or a “US person”, as that term is defined in Regulation S under the US Securities Act; and

• you are selling all (but not only some) of the New Iberdrola Shares to which you become entitled.

Further details of the Dealing Facility can be found in paragraph 23 of Part 4 of the Scheme Document and in the Dealing Facility Documentation Pack (which has been despatched with this document).

11 How do I participate in the Dealing Facility?

If you wish to participate in the Dealing Facility now and you are eligible to do so, you must complete the grey Upfront Dealing Facility Instruction Form enclosed with the Dealing Facility Documentation Pack. The Upfront Dealing Facility Instruction Form should be completed in accordance with the instructions on the form and returned to

Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX by 3.00 p.m. on 19 April 2007.

If you do not return the Upfront Dealing Facility Instruction Form but wish to participate in the Dealing Facility after the Effective Date and you are eligible to do so, you should complete an Ongoing Dealing Facility Instruction Form, which will be sent to you, together with your Statement of Ownership, as soon as practicable after the Effective Date.

Certain Overseas Shareholders may not be able to participate in the Dealing Facility. Paragraph 27 of Part 4 of the Scheme Document contains further details of the position in respect of Overseas Shareholders.

12 If I do not wish to participate in the Dealing Facility, do I need to complete and return the Dealing Facility Instruction Forms?

No. Participation in the Dealing Facility is completely voluntary.

13 If I am not eligible to use the Dealing Facility for free, how do I sell the New Iberdrola Shares to which I become entitled?

You will be able to sell your New Iberdrola Shares through your usual broker. If you wish, and you are eligible to do, you will still be able to sell your New Iberdrola Shares through the Dealing Facility but you will be required to pay all charges (including any dealing charges, settlement charges, or foreign exchange commission). Details of these charges can be found in the Dealing Facility Documentation Pack.

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14 What is the “Mix and Match Facility”?

The Mix and Match Facility allows you to elect for a greater proportion of cash or New Iberdrola Shares than you would otherwise be entitled to receive as the Basic Consideration. The total proportion of cash and New Iberdrola Shares that will be provided to all ScottishPower Shareholders under the Offer will not vary, so any election under the Mix and Match Facility will only be satisfied to the extent that other ScottishPower Shareholders make equal and opposite elections.

For example, you could elect to receive all of your consideration in cash, or all of it in New Iberdrola Shares, but your election will only be satisfied to the extent that other ScottishPower Shareholders make equal and opposite elections. If Mix and Match elections cannot be satisfied in full they will be scaled down pro rata. No Mix and Match election will be scaled down below what you would have received as the Basic Consideration.

If you elect to receive more cash than the basic entitlement of 400 pence, in no circumstances will you receive less than 400 pence per ScottishPower Share. Similarly, if you elect to receive more shares than the basic entitlement of 0.1646 of a New Iberdrola Share, in no circumstances will you receive less than 0.1646 of a New Iberdrola Share per ScottishPower Share.

The entitlements under the Mix and Match Facility are expected to be calculated before the Reduction Court Hearing, which is expected to be held on

23 April 2007 and the result announced to the London Stock Exchange (as well as on ScottishPower’s website www.scottishpower.com) so that, if you have made an election, you will know whether it has been satisfied in whole or in part.

Certain Overseas Shareholders may not be able to participate in the Mix and Match Facility.

Paragraph 27 of Part 4 of the Scheme Document contains further details of the position in respect of Overseas Shareholders.

15 How do I elect for the Mix and Match Facility?

On the white Form of Election enclosed with this document:

• complete Box 1 if you want to receive more cash under the Mix and Match Facility. You should insert a tick “3” in Box 1A or alternatively the number of ScottishPower Shares for which you want to elect to receive more cash in Box 1B;

• complete Box 2 if you want to receive more New Iberdrola Shares under the Mix and Match Facility. You should insert a tick “3” in Box 2A or alternatively the number of ScottishPower Shares for which you want to receive more New Iberdrola Shares in Box 2B.

16 What if I don’t want to receive the cash all at once?

Iberdrola is offering a Loan Note Alternative to certain eligible holders. This allows you to elect to receive Loan Notes instead of all or part of the cash that you would otherwise be entitled to receive as the Basic Consideration or, if you have elected for a greater proportion of cash under the Mix and Match Facility (and the election is satisfied), as a result of that election or, if you have elected for a greater proportion of shares under the Mix and Match Facility (and the election is not satisfied), as a result of that election not being satisfied.

17 What is a Loan Note?

A Loan Note is basically an IOU under which Iberdrola promises to pay you the same amount as you would have received in cash (rounded down to the nearest £1) on set repayment dates in the future.

18 How does the “Loan Note Alternative” work?

The Loan Notes will bear interest, which will be payable by half-yearly instalments in arrears (less any tax) on 30 June and 30 December in each year. They will be redeemable for cash at par on certain dates (on 30 June and 30 December) from

30 December 2007 to 23 April 2012, which is expected to be the final date for redemption, enabling holders of Loan Notes to manage any capital gains tax liability over subsequent tax years.

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Please refer to the “Summary of tax consequences” at the end of this document for details of the tax treatment of the Loan Notes.

Unless sufficient ScottishPower Shareholders elect for Loan Notes so that the total amount of valid Loan Note elections exceeds £20 million, Iberdrola will not issue any Loan Notes, in which case you will instead receive cash.

Up to a maximum amount of £750 million of Loan Notes will be available to ScottishPower Shareholders under the Loan Note Alternative. If you elect to receive Loan Notes through the Loan Note Alternative, and the total amount of Loan Note elections made by ScottishPower Shareholders exceeds £750 million, your entitlement will be scaled down pro rata.

You may redeem the Loan Notes in minimum denominations of £1,000, unless you have a total holding of less than £1,000, in which case you may redeem all (but not part) of your Loan Note holding.

ScottishPower Shareholders in Loan Note Restricted Jurisdictions are not entitled to participate in the Loan Note Alternative. Paragraphs 5 and 27 of Part 4 of the Scheme Document contain further details of the position in respect of Overseas Shareholders.

Further details of the Loan Notes are set out in Part 9 of the Scheme Document.

19 How do I elect for the Loan Note Alternative?

On the white Form of Election complete Box 3 (whether or not you make an election under the Mix and Match Facility) to show the value of Loan Notes you wish to receive, expressed as a percentage of the cash which you would otherwise receive.

20 If I do not wish to make an election under the Mix and Match Facility or the Loan Note Alternative, do I need to complete and return the Form of Election?

No. In that case, you will receive the Basic Consideration.

21 If I do complete my Form of Election, what is the deadline for returning it?

The completed white Form of Election must be sent to Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX and must arrive no later than 3.00 p.m. (London time) on 19 April 2007 (unless the time to make the relevant election has been extended). You may use the reply-paid envelope enclosed within the UK only.

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22 Will I get a share certificate for my New Iberdrola Shares?

No. As with all Spanish listed companies, Iberdrola does not issue share certificates to individual shareholders.

Holding New Iberdrola Shares may involve different and possibly unfamiliar formalities for you. In order to make it easier to hold and trade the New Iberdrola Shares in the UK, you will receive your New Iberdrola Shares in the form of CDIs, which will be held by Lloyds TSB Registrars Corporate Nominee Limited on your behalf.

CDIs represent your New Iberdrola Shares, and can be traded in the UK through CREST, the multi-currency electronic settlement system for UK securities. ScottishPower Shareholders who hold their CDIs through the Corporate Nominee will not need to pay fees to cancel their CDIs in order to hold the underlying New Iberdrola Shares provided that they cancel them within six weeks of the Effective Date.

You will be sent a Statement of Ownership in respect of these CDIs within 14 days of completion of the Offer.

Please see paragraph 20 of Part 4 and Part 8 of the Scheme Document for more information on CDIs and the rights that you will have in respect of your CDIs.

23 Will Iberdrola Shares be listed and/or will they trade on any stock exchange?

Iberdrola does not intend to apply for a listing of the New Iberdrola Shares on the London Stock Exchange. However, the New Iberdrola Shares will be listed on the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia and through the Spanish Continuous Market, and their share price will be quoted in Euros.

An application will be made by Iberdrola for the New Iberdrola Shares to be admitted to trading on the Bolsas de Valores. It is expected that admission of the New Iberdrola Shares to trading on the Bolsas de Valores will become effective and that dealings for normal settlement will commence by the second Business Day following the Effective Date, which is expected to be 25 April 2007.

24 Where can I find out Iberdrola’s share price?

Iberdrola’s share price can be found in the

International Stocks section of the Financial Times and on Iberdrola’s website (www.iberdrola.com), as well as other financial websites.

25 If I hold CDIs, can I attend and vote at Iberdrola shareholders’ meetings?

No. Only Iberdrola shareholders can attend and vote at Iberdrola shareholders’ meetings. If you are an Iberdrola CDI holder and you wish to attend and vote at such meetings, you must cancel your CDIs at least five days before the relevant shareholders’ meeting in order to hold the underlying New Iberdrola Shares (please see question 22). On so doing, you will, subject to and in accordance with Iberdrola’s By-laws, be able to attend and vote. Such holders may, however, give directions to the Corporate Nominee as to how they wish to vote the New Iberdrola Shares underlying their CDIs.

26 What information will I receive as a CDI holder?

You will be entitled to receive:

• copies of Iberdrola’s annual report and accounts and all documents sent by Iberdrola to shareholders in English, on request;

• notices of meetings in English;

• a statement of CDI holdings shortly afer you receive your CDIs and at least once a year thereafter from the Corporate Nominee Facility; and

• a booklet containing the terms and conditions of the Corporate Nominee Facility.

27 Does Iberdrola pay dividends?

Iberdrola currently pays dividends twice a year (with record dates typically in June and December). Iberdrola’s final dividend for the 2005 financial year amounted to €0.5181 per Iberdrola Share and Iberdrola’s interim dividend for the first six months of the 2006 financial year amounted to €0.4500 per Iberdrola Share. Subject to its shareholders’ approval, Iberdrola has proposed to distribute a

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final dividend for the 2006 financial year of €0.6100 per Iberdrola Share (which includes a €0.02 attendance premium for attendance of the Iberdrola general shareholders’ meeting) with reference to the record date of the last business day in June 2007, to be paid shortly thereafter.

28 What are my dividend rights?

You will be entitled to receive such dividends as are declared at general shareholders’ meetings or board meetings. Please note that such dividends will be subject to Spanish withholding tax. Please see the “Summary of tax consequences” at the end of this document for further information.

29 Will I receive dividends from Iberdrola in Sterling?

As you will receive New Iberdrola Shares in the form of CDIs, you will receive any dividends paid on New Iberdrola Shares converted into Sterling (without foreign exchange commission). Further details are set out in paragraph 24 of Part 4 of the Scheme Document.

30 What is the DRiP and can I participate?

The DRiP is Iberdrola’s Dividend Reinvestment Plan. It allows Iberdrola shareholders to reinvest the net proceeds of the dividends which they receive in respect of their Iberdrola Shares. The Iberdrola Shares delivered to participants in the DRiP have the same rights and obligations as the existing Iberdrola Shares at that time.

Only Iberdrola shareholders are able to participate in the DRiP. Therefore, you would need to cancel your CDIs in order to participate. However, Iberdrola is investigating making the DRiP available to CDI holders whose CDIs are held through the Corporate Nominee Facility described in paragraph 20(e) of Part 4 of the Scheme Document in the future.

31 Can I put my New Iberdrola Shares into a PEP/ISA?

This will depend on the PEP/ISA that you hold. Please contact your provider or an independent financial adviser for assistance.

32 What is the Iberdrola stock split and how will it affect me?

The stock split is the proposal by the Iberdrola Board to split each Iberdrola Share into four shares with a quarter of the value of the original share. The stock split is common practice among large companies listed on the Spanish stock exchanges, like Iberdrola, and, among other things, makes Iberdrola Shares easier to trade.

The stock split, if approved by the Iberdrola shareholders, will take place after the Effective Date and after the New Iberdrola Shares have been issued. It will not reduce any entitlements you may have under the Scheme. The stock split will multiply the amount of CDIs you hold, along with the New Iberdrola Shares they represent, by four, but the value of your aggregate holding, and your rights, should remain the same.

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S H A R E H O L D E R M E E T I N G S , T I M I N G A N D V O T I N G

Q&A

33 Where and when will the Meetings be held?

The transaction involves two shareholder meetings, the Court Meeting and the EGM. These Meetings will be held one after the other at the Crowne Plaza, Congress Road, Glasgow G3 8QT on

30 March 2007. The Court Meeting will start at 11.00 a.m. (London time) and the EGM will start at 11.10 a.m. (London time) (or as soon as the Court Meeting has been concluded or adjourned).

34 Can I attend the Court Meeting and the EGM?

Yes, but only if you are a registered holder of ScottishPower Shares. Participants in ScottishPower Share Schemes are not entitled to attend the Meetings.

35 Do I need to attend the Meetings? If I do attend, what do I need to bring?

No, you do not need to attend. If you cannot attend the Meetings you can use the Forms of Proxy enclosed to nominate the chairman of the Meeting, or someone else, to vote for you (this person is called a proxy). If you do come to the Court Meeting and the EGM, please bring both of the admission cards that are attached to your Forms of Proxy.

36 How do I get to the Crowne Plaza?

If you are driving, you should take the exit at Junction 19 of the M8 and follow the signs for the Scottish Exhibition and Conference Centre (the SECC). The hotel is next to the SECC. Free car parking will be offered in Car Park 1 in front of the Clyde Auditorium and spaces for disabled drivers will be available. A map can be found on the reverse of the Admittance Cards.

If you are travelling by train, travel west on the low level service from Glasgow Central Station to Exhibition Centre Station. Trains from Glasgow Central run every twenty minutes.

37 Are there any facilities for disabled shareholders?

There will be an induction loop available and an interpreter for the deaf will be present at the Meetings. If you have a companion to guide you, he/she will be admitted to the Meetings as a guest.

Guide dogs will also be admitted and there will be staff available to assist shareholders.

38 Will there be refreshments at the Meetings?

Yes. Refreshments will be available before and after the Meetings.

39 What will I be voting on at the Meetings?

At the Court Meeting you will be asked to vote on whether to approve the Scheme, and therefore the Offer from Iberdrola. Further details of the Court Meeting are set out in the Notice of Court Meeting in Part 16 of the Scheme Document. At the EGM, you will be asked to vote on a special resolution which will do a number of things to enable the Scheme to be put into effect as described in the Scheme Document, including amending ScottishPower’s Articles of Association and its capital structure. The resolution being voted on at the EGM is set out in the Notice of EGM, which is in Part 17 of the Scheme Document.

40 How do I cast my vote for the resolutions at the Court Meeting and/or the EGM?

Whether or not you are able to attend the

Meetings, please complete the enclosed green and purple Forms of Proxy and return the green Form of Proxy to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6AZ, so that it is received no later than 11.00 a.m. (London time) on 28 March 2007 and return the purple Form of Proxy to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6AX, so that it is received no later than 11.10 a.m. (London time) on 28 March 2007. Please note that the green Form of Proxy can also be handed to representatives of Lloyds TSB Registrars, on behalf of the chairman of the Court Meeting, at the Court Meeting which is due to start at 11.00 a.m.

(London time) on 30 March 2007. However, if the purple Form of Proxy is not received by Lloyds TSB Registrars by 11.10 a.m. (London time) on

28 March 2007, it will not be valid. The purple Form of Proxy cannot be handed to representatives of Lloyds TSB Registrars at the EGM.

You can attend and vote at the Meetings even if you complete and return the forms of proxy.

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S H A R E H O L D E R M E E T I N G S , T I M I N G A N D V O T I N G

Q&A

You may also register proxy appointments and instructions electronically by logging on to the website of Lloyds TSB Registrars, www.sharevote.co.uk, where details of the procedure are set out.

41 How do I complete my form of proxy?

Please see the instructions for the Forms of Proxy which accompany the Forms of Proxy. If you have any questions relating to the completion of the Forms of Proxy please contact Lloyds TSB Registrars’ helpline on the number set out at the front of this document.

42 What influence do I have as a shareholder and why is it important that I vote?

The Scheme will only become effective if: (a) more than 50 per cent. in number of the ScottishPower Shareholders voting at the Court Meeting (whether in person or by proxy) vote in favour of the Scheme; and (b) such majority holds 75 per cent. or more in value of the ScottishPower Shares voted at the Court Meeting (whether in person or by proxy). In determining (a), all ScottishPower Shareholders count equally regardless of how many ScottishPower Shares they hold.

In addition, it is also necessary for the special resolution at the EGM to be approved by ScottishPower Shareholders holding not less than 75 per cent. of the votes cast at the EGM (whether cast in person or by proxy).

We would strongly encourage all ScottishPower Shareholders to exercise their voting rights. It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of ScottishPower Shareholders’ opinion. You are therefore strongly urged to return your Forms of Proxy as soon as possible and in any event by the dates set out in this document and the Scheme Document.

Accordingly, the ScottishPower Board unanimously recommends that ScottishPower Shareholders and ScottishPower ADS Holders vote in favour of the Scheme at the Court Meeting and the ScottishPower EGM, as they have undertaken to do so in respect of their entire beneficial holdings of 142,196 ScottishPower Shares, representing approximately 0.1 per cent. of the existing ScottishPower Shares.

43 How can I ask a question?

You will have the opportunity to ask questions at the Meetings. If you want to ask a question, please send it beforehand to The Company Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow G2 8SP. This will help make sure it is answered as fully as possible. If you cannot come to the Meetings, but would like a written answer to your question, please state this when you send your question.

44 What happens if I vote against the resolutions to be proposed at the Court Meeting and EGM?

All votes properly made will be counted. If the resolutions are approved by the required majorities and the Scheme is sanctioned by the Court and the Offer completed, the Scheme will be binding on all ScottishPower Shareholders, including those who voted against the Scheme or who did not vote at all. If the resolutions are not approved by the required majorities, then the Scheme will not go ahead.

45 I cannot find my share certificate. Can I still vote?

Yes, as long as you are still a ScottishPower Shareholder and are entered on the share register of ScottishPower. If you want to check how many shares you have please call the Lloyds TSB Registrars’ helpline on the number set out at the front of this document. There is no need for you to do this simply in order to vote. Lloyds TSB Registrars keep a record of how many shares people have and will ensure that the correct number of votes is recorded for each ScottishPower Shareholder.

46 My ScottishPower shares are held in a single company PEP/ISA. Can I still vote?

Your shares are registered in the name of a nominee holder on your behalf. If you hold your shares in a ScottishPower single company PEP/ISA you will receive forms of instruction. Shareholders who hold ScottishPower Shares in a self-select PEP/ISA should contact the registered holder.

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R E A S O N S F O R T H E O F F E R A N D T H E O F F E R P R O C E S S

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47 Who is offering to buy my shares?

Iberdrola, S.A. is offering to buy your shares. Iberdrola was founded in 1901 and is listed on the Spanish Continuous Market (ticker: IBE.SM). Iberdrola is a vertically integrated energy company with a solid position in the Spanish market and an international footprint focused in Mexico and Brazil. As at 31 December 2006, Iberdrola accounted for 30,384 MW and 18.4 million electricity points of supply worldwide. As at

31 December 2006, Iberdrola, the leading wind generator worldwide, had a wind generating capacity of 4,102 MW. Iberdrola’s share performance is included in the computation of the Spanish IBEX 35 index and of the Euro Stoxx 50, Dow Jones Sustainability World Index and DJSI Stoxx indexes.

As at 31 December 2006, Iberdrola employed 16,155 people.

In Spain, Iberdrola’s generation capacity as at

31 December 2006 amounted to 25,966 MW, including 4,434 MW of renewable energy and 4,800 MW of CCGTs. In the distribution business in Spain, Iberdrola accounted for 9.9 million electricity points of supply as at 31 December 2006. In Spain, for the full year ending

31 December 2006, Iberdrola produced 68.3 TWh and distributed energy of 99.5 TWh of electricity.

Iberdrola’s strong focus on renewable energy is part of its commitment to the environment, sustainable development and the objectives of the Kyoto Protocol. Iberdrola has become the only Spanish electricity company included in the Climate Leadership Index, an international recognition that demonstrates its firm strategy to combat climate change.

In Europe, in countries outside Spain, Iberdrola’s activities are currently focused around electricity trading (most of it physical trading, and with a very small presence in Portugal, France, Belgium, the Netherlands, Austria, Switzerland, Italy and Germany) and renewables (Portugal, France, Italy, UK, Greece, Germany and Poland).

Iberdrola has consolidated its position as the second largest gas player in the wholesale procurement and supply businesses in Spain. In the procurement business, in 2006 Iberdrola supplied 4.3 bcm of gas into the Spanish deregulated market, with a market share of 15 per cent.

48 Why does Iberdrola want to acquire ScottishPower?

Iberdrola believes that the acquisition of

ScottishPower will accelerate the achievement of a number of Iberdrola’s objectives, outlined in its 2007-2009 strategic plan. Iberdrola anticipates that the combination of Iberdrola and ScottishPower will create one of the leading European integrated utility companies and the leading wind generator. Based on pro forma enterprise value, the Enlarged Iberdrola Group will be valued at £43.9 billion

(€65.4 billion). As a result of the transaction, the Enlarged Iberdrola Group will also have:

• a leading position in the rapidly growing UK and North American renewables markets;

• a reinforced market presence in Europe and North America which will provide enhanced opportunities for gas trading and procurement in the increasingly global and LNG-driven gas marketplace;

• an installed generation capacity base of 38,922 MW including 6,066 MW of wind generation capacity and 332 MW of small hydro generation capacity; and

• a regulated networks business with approximately 21.7 million electricity points of supply.

The Offer affords Iberdrola an exceptional opportunity to acquire a vertically integrated utility company, with complementary skills in the attractive liberalised UK market with scope for significant ongoing investment in new generation capacity and networks. The Enlarged Iberdrola Group is well diversified in terms of:

• geographical spread (Spain, United Kingdom, Latin America and North America);

• generation mix (nuclear, coal, wind, hydro and gas); and

• business mix (regulated and non-regulated).

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R E A S O N S F O R T H E O F F E R A N D T H E O F F E R P R O C E S S

Q&A

Iberdrola will be able to draw on ScottishPower’s considerable experience in deregulated markets and its strong skill sets in retailing and trading. In return, Iberdrola believes that ScottishPower will also benefit from Iberdrola’s best-in-class standards in generation and distribution activities.

49 Why is the ScottishPower Board recommending the Offer?

The ScottishPower Board believes the Offer represents an attractive blend of value for ScottishPower Shareholders and a clear strategic rationale for the business.

• The Offer will enable ScottishPower to expand its geographical presence, diversify its operating risks, achieve greater economies of scale and invest in substantially larger infrastructure projects. The ScottishPower Board believes that achieving these objectives is key for ScottishPower to compete successfully on a global scale in an increasingly competitive environment.

• The Offer provides ScottishPower Shareholders with the ability to crystallise the value that has been achieved and the possibility of continuing to participate in the future success of the Enlarged Iberdrola Group.

The ScottishPower Board also believes that the Offer achieves the strategic objectives of both companies without the adverse social consequences for employees that would be likely in other merger scenarios.

50 How will the Offer be implemented?

The Offer will be implemented by way of a scheme of arrangement of ScottishPower under section 425 of the Companies Act 1985. Under the terms of the Scheme, your ScottishPower Shares will be cancelled and you will receive cash and/or New Iberdrola Shares in exchange, plus the Special Dividend.

In addition, before the Scheme can become effective, a number of Conditions need to be satisfied or waived. These are listed in Part 5 of the Scheme Document.

51 What is a scheme of arrangement?

A scheme of arrangement is a legal arrangement between a company and its shareholders. It is a common process for dealing with acquisitions of listed companies in the UK. It requires approval of the shareholders both at a Court Meeting and at a separate EGM. ScottishPower Shareholders will vote on whether to approve the Scheme at the Court Meeting and then on the special resolutions required to implement it at the EGM. All ScottishPower Shareholders will have the opportunity to vote at both the Court Meeting and the EGM and their votes (if properly received) will be counted. Once approved by ScottishPower Shareholders, the Scheme will only become effective if approved by the Court (see also questions 39 to 44).

52 Why are you using a scheme of arrangement?

A scheme of arrangement is a normal process for dealing with acquisitions of public companies in the UK, particularly when they involve a large number of retail shareholders (approximately 400,000 in this case). This process was followed, for example, in takeovers and mergers involving Barclays (with the Woolwich), Lloyds (with TSB), Halifax (with Bank of Scotland) and CGU (with Norwich Union). In order for the Scheme to become effective, resolutions at the Court Meeting and the EGM must be approved by ScottishPower shareholders. It is therefore important that as many votes as possible are cast at the Court Meeting, in particular, so that the Court may be satisfied that there is a fair representation of ScottishPower Shareholder opinion.

53 Can I raise any concerns I have in relation to the Scheme with the Court?

Yes. Please see paragraph 19(g) of Part 4 of the Scheme Document for details.

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REASONS FOR THE OFFER AND THE OFFER PROCESS

Q&A

54 Why does the Scheme involve a reorganisation of ScottishPower's share capital?

In order to allow the Scheme to incorporate a Mix and Match Facility and to be subject to a more favourable tax treatment for UK tax residents, it is necessary to reorganise ScottishPower's share capital. Your rights are not adversely affected by this reorganisation.

55 Will I receive share certificates for the new shares created by the reorganisation of capital?

No. The shares created by the reorganisation will exist only for a very short time before being cancelled under the Scheme and therefore it is neither practical nor necessary to issue new share certificates.

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O T H E R

I N F O R M A T I O N

Q&A

56 What are the tax consequences of the Scheme for me, and what are the necessary formalities?

Certain consequences of the Scheme under Spanish tax laws are among other things, that:

• the dividends to which you are entitled are subject to Spanish withholding tax (Iberdrola will deduct this tax); and

• the interest on any Loan Notes you may choose to receive may be subject to Spanish tax (Iberdrola will deduct this tax; you will not therefore be required to do anything).

In the event that you dispose of New Iberdrola Shares issued to you under the Scheme for a gain, whether under the Dealing Facility or otherwise, you may have to comply with certain Spanish tax formalities.

Please refer to the “Summary of tax consequences” at the end of this document for further information on the tax consequences of the Scheme.

Further tax consequences of the Scheme will depend on the jurisdiction in which you are resident. A summary of certain UK and US tax consequences of the Offer for certain categories of UK tax residents is set out in paragraph 26 of Part 4 of the Scheme Document. If you are in any doubt as to your tax position in relation to the Offer you are advised to obtain appropriate independent tax advice without delay.

57 What assistance will I get in filling out my Spanish tax return?

If you sell your New Iberdrola Shares through the Dealing Facility within three months of the Effective Date, you may benefit from a simplified tax procedure, whereby HMRC will supply the Spanish tax authorities with a certificate showing that you are resident in the UK and a global Spanish tax filing will be made on your behalf.

If you sell your New Iberdrola Shares through the Dealing Facility more than three months after the Effective Date, you are still entitled to have a global Spanish tax return made on your behalf, but you will need to obtain your own certificate of residence from HMRC and, if you are not entitled to participate in the Dealing Facility for free, you will need to pay a fee of either €7, if you pay in cash, or €22, if you pay by cheque, in order to have the Spanish tax return made on your behalf.

Further details of this procedure are set out in the Dealing Facility Documentation Pack.

58 What should I do with my share certificate(s) in respect of my ScottishPower Shares?

Share certificates in respect of ScottishPower Shares will cease to be valid upon implementation of the Offer and should be destroyed once you receive the Statement of Ownership in respect of the CDIs representing your New Iberdrola Shares referred to in question 22.

59 Where and when will I receive further information after the vote?

Calculation of the votes may not be completed until after the Meetings. The results may not be announced at the Meetings. If that is the case, the results will be publicly announced as soon as practicable and they will also be made available on the ScottishPower website (www.scottishpower.com).

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T A X

C O N S I D E R A T I O N S

Q&A

Summary of tax consequences

The summary below of certain Spanish and UK tax consequences of the Scheme for certain ScottishPower Shareholders tax resident in the UK should be read in conjunction with, and should not be treated as a substitute for, the description given at paragraph 26 of Part 4 of the Scheme Document. In particular, the summary below is subject to the limitations and exceptions described therein. Further tax consequences of the Scheme will depend upon your personal circumstances including the jurisdiction in which you are tax resident. If you are in any doubt as to your taxation position you are advised to obtain appropriate independent tax advice without delay.

You should note that there are certain tax consequences of the Scheme under Spanish tax law. In particular: • dividends on New Iberdrola Shares will be paid after deduction of Spanish tax; • interest on Loan Notes may be paid after deduction of Spanish tax; • the holding of New Iberdrola Shares or Loan Notes may attract Spanish tax; and • the transfer of New Iberdrola Shares or Loan Notes may attract Spanish tax.

Exemptions or reductions in the level of Spanish tax imposed may apply for UK tax residents. In order to benefit from these exemptions and reductions, certificates of residence will need to be provided to Iberdrola and/or the Spanish tax authorities. In addition, Spanish tax law may require you to submit Spanish tax returns in respect of the transfer.

UK tax residents should in most cases be entitled to credit against their UK tax liability for Spanish tax suffered.

The table on the next page summarises parts of the description given at paragraph 26 of Part 4 of the Scheme Document which are applicable to UK tax resident ScottishPower Shareholders who are individuals.

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TAX CONSIDERATIONS

ScottishPower

Q&A

	Tax treatment	
Event	**Spain**	**UK**
Receipt of cash in return for ScottishPower Shares	No Spanish taxes should be payable on the receipt of cash in return for ScottishPower Shares	UK capital gains tax may be payable to the extent that cash is received for ScottishPower Shares.

	Tax treatment	
Event	**Spain**	**UK**
Receipt of New Iberdrola Shares in return for ScottishPower Shares	No Spanish taxes should be payable on the receipt of New Iberdrola Shares in return for ScottishPower Shares. Spanish inheritance and gift tax may be payable on a transfer or disposal of New Iberdrola Shares. A Spanish tax return must be submitted on the transfer of New Iberdrola Shares, together with a certificate of UK tax residence in order to exempt any transfer from Spanish capital gains tax.	UK capital gains tax should not be payable to the extent that New Iberdrola Shares are received for ScottishPower Shares. UK capital gains tax may arise on a subsequent disposal of New Iberdrola Shares.
Receipt of Loan Notes in return for ScottishPower Shares	No Spanish taxes should be payable on the receipt of Loan Notes in return for ScottishPower Shares. Spanish inheritance and gift tax may be payable on a transfer or disposal of Loan Notes.	UK capital gains tax should not be payable to the extent that Loan Notes are received for ScottishPower Shares. UK capital gains tax may arise on a subsequent disposal of Loan Notes.
Receipt of the Special Dividend	No Spanish taxes should be payable on the receipt of the Special Dividend.	The receipt of the Special Dividend will be taxable income for UK tax purposes, subject to any tax credit related to the dividend.
Receipt of New Iberdrola Share dividends	Spanish tax may be withheld from dividends paid on New Iberdrola Shares. In order to benefit from reduced rates of withholding tax, holders of New Iberdrola Shares will need to provide a certificate of UK tax residence to Iberdrola.	UK income tax will be payable on receipt of dividends on New Iberdrola Shares. Spanish tax withheld from payments of dividends on New Iberdrola Shares should be available as a credit against UK income tax payable on such dividends.
Receipt of Loan Note interest	No Spanish taxes should be payable on the receipt of interest on the Loan Notes, provided a certificate of UK tax residence is supplied to Iberdrola.	UK income tax will be payable on receipt of interest on Loan Notes.

16 YOUR QUESTIONS ANSWERED

ScottishPower Q&A This document has been made available to ScottishPower Shareholders. If Iberdrola conducts a tender offer for securities of ScottishPower, ScottishPower will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors are urged to read this document when it is filed by ScottishPower with the US Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC’s website at www.sec.gov and at ScottishPower’s principal executive offices in Glasgow, Scotland. This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The New Iberdrola Shares will only be distributed to existing ScottishPower Shareholders. The New Iberdrola Shares to be issued to ScottishPower Shareholders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the registration of the New Iberdrola Shares, or if issued pursuant to a scheme of arrangement, will be will be, applied for in any jurisdiction. In the United States, if the New Iberdrola Shares are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under US securities laws applicable to such circumstances, ScottishPower Shareholders are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the Effective Date will be subject to certain US transfer restrictions relating to the New Iberdrola Shares received in connection with the Scheme. Loan Notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws. Cautionary Statement Regarding Forward Looking Statements The documents relating to the Offer contain forward-looking statements, including for the purposes of the US Private Securities Litigation Reform Act. All statements other than statements of historical facts included in documents relating to the Offer may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words ‘targets’, ‘plans’, ‘believes’, ‘expects’, ‘aims’, ‘intends’, ‘will’, ‘should’, ‘may’, ‘anticipates’, ‘estimates’, ‘synergies’, ‘cost savings’, ‘projects’, ‘strategy’ or words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Iberdrola, ScottishPower or the combined company; (ii) business and management strategies and the expansion and growth of Iberdrola’s, ScottishPower’s or the combined company’s operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on Iberdrola’s, ScottishPower’s or the combined company’s business. These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola or of ScottishPower. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola or ScottishPower or any of their respective members, directors, officers, employees or any persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statement above. All forward-looking statements included in documents relating to the Offer are based on information available to ScottishPower or Iberdrola on the date hereof. Investors should not place undue reliance on such forward-looking statements, and ScottishPower and Iberdrola do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The ScottishPower Directors accept responsibility for the information contained in this document, except for that information for which the Iberdrola Representatives (as defined below) accept responsibility. To the best of the knowledge and belief of the ScottishPower Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information. The members of Iberdrola’s Executive Committee (as set out in paragraph 2(b) of Part 10 of the Scheme Document) and José Sáinz Armada (Chief Financial Officer), José Luis San Pedro (Chief Operating Officer), Julián Martínez-Simancas (General Counsel), José Luis del Valle (Chief Strategy and Development Officer) and Pedro Azagra Blazquez (Corporate Development Director) (together the “Iberdrola Representatives”), accept responsibility for the information contained in this document relating to Iberdrola, the Iberdrola Directors, their immediate families and persons connected to them (within the meaning of Section 346 of the Act). To the best of the knowledge and belief of the Iberdrola Representatives (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information. This document contains information derived from the Scheme Document which contains full details of the Offer. This document should be read in conjunction with the Scheme Document, the Form of Election, the green and purple forms of proxy, and, if you are eligible to participate in the Dealing Facility, the Dealing Facility Documentation Pack and grey Upfront Dealing Facility Instruction Form. Printed by RR Donnelley, 88420